FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of July, 2007
                                30 July, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Annual Report Filing



British Sky Broadcasting Group plc announces that it filed its Annual Report on Form 20-F for the year ended 30 June 2007 with the Securities and Exchange Commission on Friday 27 July 2007. A link to this document can be accessed via Sky's corporate website at www.sky.com/corporate and by selecting 'SEC Filings' under the 'Investor Relations' menu.

Shareholders can request a hard copy of the audited financial statements filed with the SEC by contacting the Company Secretary's Office on +44 (0)20 7705 3001 or by writing to Company Secretary's Office, British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD, England.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 July, 2007                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary